FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                          For the Month of January 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


The Registrant has received notice from the Nasdaq Stock Market indicating that based on the Form 6-K dated January 10, 2005, for the period ended September 30, 2004, the Registrant's stockholders' equity was $9,831,000, and accordingly the Company is not in compliance with the minimum $10,000,000 stockholders' equity requirement for continued listing on The Nasdaq National Market set forth in Marketplace Rule 4450(a)(3). Therefore the Nasdaq Staff is reviewing the Registrant's eligibility for continued listing on The Nasdaq National Market, and the Registrant has been requested to provide by February 9, 2005, its definitive specific plan to achieve and sustain compliance with the listing requirements.



Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /s/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO
Dated: January 27, 2005